Exhibit 1.02

Conflict Minerals Report

IDEXX Laboratories, Inc. has included this Conflict Minerals Report as an exhibit to its Form SD for the calendar year ended December 31, 2013 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is June 2, 2014.

Unless the context indicates otherwise, the terms “we,” “its,” “us” and “our” refer to IDEXX Laboratories, Inc. and its consolidated subsidiaries.

For 2013, we were not able to determine the origins of a portion of the necessary Conflict Minerals contained in each of our in-scope products. However, none of the necessary Conflict Minerals contained in our in-scope products for which we were able to determine the countries of origin were determined by us to directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo (the “DRC”) or an adjoining country. As used herein, and consistent with the Conflict Minerals Rule, “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the Conflict Minerals. The terms “armed group” and “adjoining country” have the meanings contained in the Conflict Minerals Rule.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements can be identified by the use of words such as “expects,” “may,” “anticipates,” “intends,” “would,” “will,” “plans,” “believes,” “estimates,” “should,” and similar words and expressions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary Conflict Minerals finance or benefit armed groups in the DRC or its adjoining countries.

These forward-looking statements are intended to provide our current expectations or forecasts of future events; are based on current estimates, projections, beliefs and assumptions; and are not guarantees of future performance. These statements are subject to risks, uncertainties, assumptions and other important factors. These risks, uncertainties and assumptions may include, but are not limited to, (1) the implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source Conflict Minerals and (3) political and regulatory developments, whether in the DRC region, the United States or elsewhere. Readers are cautioned not to put undue reliance on these forward-looking statements because actual events or results may differ materially from those described in such forward-looking statements. We assume no obligation to, and expressly disclaim any obligation to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

1.	Due Diligence Program Design

We designed our due diligence measures relating to Conflict Minerals to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition, 2013) (the “OECD Guidance”).

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. This framework consists of the following elements:

1.	Establish strong company management systems (“Step One”);

2.	Identify and assess risk in the supply chain (“Step Two”);

3.	Design and implement a strategy to respond to identified risks (“Step Three”);

4.	Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain (“Step Four”); and

5.	Report on supply chain due diligence (“Step Five”).

Our implementation of the OECD Guidance in respect of 2013 and thereafter is discussed separately below.

2.	Due Diligence Program Execution

In furtherance of our Conflict Minerals due diligence, we performed the following due diligence measures in respect of 2013. These are not all of the measures that we took in respect of 2013 in furtherance of our Conflict Minerals compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance. In addition, some of the due diligence measures discussed below are not expressly provided for in the OECD Guidance.

1.	OECD Guidance Step One: “Establish strong company management systems”

a.	We created a team of senior staff under the oversight of the General Counsel and Corporate Vice President, Worldwide Operations charged with creating and implementing our Conflict Minerals compliance strategy. The following functional areas were represented on the working group (the “Conflict Minerals Compliance Team”): compliance; corporate finance; internal audit; legal; operations; procurement; and supply chain engineering.

b.	Selected internal personnel were educated on the Conflict Minerals Rule, the OECD Guidance, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries.

c.	We engaged a third-party information management service provider (the “Service Provider”) to complement our internal management processes. The Service Provider was engaged to collect information and provide reports on our potentially in-scope suppliers’ Conflict Minerals sourcing practices and track information on smelters and refiners. Our direct suppliers that we determined to potentially be in-scope for 2013 are referred to herein as the “Suppliers.” We also utilized specialist outside counsel to assist us with our compliance efforts.

d.	We determined to use the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (“EICC/GeSI”) to identify smelters and refiners in our supply chain. We also were, and continue to be, a member of the Conflict-Free Sourcing Initiative (the “CFSI”).

e.	We adopted a policy requiring the maintenance of business records relating to Conflict Minerals due diligence, including records of due diligence processes, findings and resulting decisions, for at least five years. The Service Provider was requested to maintain the foregoing types of records on our behalf for the retention period contained in our document retention policy. The Service Provider has indicated that it maintains the records in its possession on a computerized database.

f.	We furnished the Suppliers with an introductory letter containing a link to third-party materials describing the Conflict Minerals Rule and various aspects of compliance relating to the rule.

2.	OECD Guidance Step Two: “Identify and assess risk in the supply chain”

a.	Our personnel determined which of our products were in-scope for purposes of the Conflict Minerals Rule through product specifications, bills of material, visual inspection, supplier inquiries and other information known to us.

b.	The Service Provider requested by email that the Suppliers provide us with information, through the completion of an EICC/GeSI Conflict Minerals Reporting Template, concerning the usage and source of Conflict Minerals in their products that we identified as potentially being in-scope, as well as information concerning their related compliance efforts. The Service Provider followed up by email or phone with Suppliers that did not respond to the request within a specified time frame.

c.	The Service Provider reviewed the completed responses received from the Suppliers. According to its written procedures, the Service Provider verifies and validates responses for accuracy and completeness. The Service Provider’s written procedures indicate the information to be validated by it. Under the Service Provider’s written procedures, incomplete or unsupported supplier declarations are to be returned to the suppliers for correction as required. In addition, under the Service Provider’s written procedures, when the information provided by a supplier is found to be inconsistent or wrong, the supplier is to be re-contacted and a request for clarification or correction is to be made from the supplier.

d.	To the extent that a completed response identified a smelter or refiner, the Service Provider reviewed this information against the lists of compliant smelters and refiners published by the CFSI.

e.	To the extent that a smelter or refiner identified by a Supplier was not listed as compliant by an independent third-party, we consulted publicly available information to attempt to determine whether that smelter or refiner obtained Conflict Minerals from sources that directly or indirectly financed or benefitted armed groups in the DRC or an adjoining country.

f.	Based on the information furnished by the Suppliers, the Service Provider and other information known to us, we assessed the risks of adverse impacts.

3.	OECD Guidance Step Three: “Design and implement a strategy to respond to identified risks”

a.	Our Conflict Minerals Compliance Team reported the findings of its supply chain risk assessment to our General Counsel and Corporate Vice President, Worldwide Operations.

b.	To mitigate the risk that our necessary Conflict Minerals benefit armed groups, we intend to engage in the additional measures discussed under “Product Information; Additional Risk Mitigation Efforts” below.

4.	OECD Guidance Step Four: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”

In connection with our due diligence, we, and the Service Provider on our behalf, utilized information made available by the CFSI concerning independent third-party audits of smelters and refiners. We were, and continue to be, a member of the CFSI.

5.	OECD Guidance Step 5: “Report on supply chain due diligence”

We have filed a Form SD and this Conflict Minerals Report with the Securities and Exchange Commission and made available on our website the Form SD and this Conflict Minerals Report.

3.	Product Information; Additional Risk Mitigation Efforts

Due to the challenges of gathering information from a large, diverse and dynamic supply chain, for 2013, we were not able to determine the origins of a portion of the necessary Conflict Minerals contained in each of our in-scope products. However, none of the necessary Conflict Minerals contained in our in-scope products for which we were able to determine the countries of origin were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. Our in-scope product categories for 2013 are indicated below.

Not all of our products contain Conflict Minerals. In addition, the Conflict Minerals content in each of our relevant products accounts for only a small percentage of the total materials content of each such product. Furthermore, a significant portion of our consolidated revenues are derived from services provided to our customers. Services accounted for approximately 38% of our total consolidated revenue for the calendar year ended December 31, 2013.

In-Scope Products

We determined that the following categories of our products were in-scope products for 2013: (1) point-of-care veterinary diagnostic instruments; (2) practice management and digital radiography systems; (3) biological materials testing and laboratory diagnostic instruments; (4) diagnostic and health-monitoring products for livestock and poultry; (5) products that test for residues and contaminants in water and milk; and (6) human point-of-care electrolytes and blood gas analyzers.

For a further discussion of our products, see our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Annual Report”). The information contained in the Annual Report is not incorporated by reference into our Form SD or this Conflict Minerals Report and should not be considered part of our Form SD or this Conflict Minerals Report.

Smelter and Refiner Information

In connection with our Conflict Minerals due diligence, as of May 8, 2014, for 2013, the Suppliers identified to us 48 facilities as facilities that processed the necessary Conflict Minerals contained in our in-scope products. In addition, as discussed in the Form SD to which this Conflict Minerals Report is an exhibit, in connection with our reasonable country of origin inquiry, the Suppliers identified to us as part of our 2013 supply chain one facility which we reasonably believe processed only recycled or scrap Conflict Minerals.

Of these 48 facilities that were identified to us by the Suppliers:

•	Twenty of these facilities process gold, and 16 of these 20 facilities are listed by the CFSI as being in compliance with the relevant Conflict-Free Smelter Program (“CFSP”) assessment protocol (“CFSP Compliant”) or in the process of undergoing a re-audit.

•	Two of these facilities process tantalum, and both are listed as CFSP Compliant or in the process of undergoing a re-audit.

•	Sixteen of these facilities process tin, and, of these 16 facilities:

¡	nine are listed as CFSP Compliant or in the process of undergoing a re-audit, and

¡	three are listed by the CFSI as participating in the CFSP and progressing toward certification as in compliance with the relevant CFSP assessment protocol.

•	Ten of these facilities process tungsten, and, of these 10 facilities:

¡	One is listed as CFSP Compliant;

¡	One is listed by the CFSI as a member of the Tungsten Industry—Conflict Minerals Council (“TI-CMC”) and as having agreed to complete a CFSP audit within two years of the issuance of such membership; and

¡	Five are listed by the CFSI as participating in the CFSP and progressing toward certification as in compliance with the Supply Chain Transparency Smelter Audit Protocol for Tungsten.

The foregoing description of these 48 facilities is based solely on our review as of May 20, 2014 of information made publicly available by the CFSI and the TI-CMC on their respective websites, without independent verification by us. All of the information publicly available on such websites was not necessarily updated through May 20, 2014, and the facilities that are listed as compliant as of the date of our review of such publicly available information were not necessarily listed as compliant for all or part of 2013 and may not continue to be listed for any future period.

In addition, not all of the facilities described above may have processed the necessary Conflict Minerals contained in our in-scope products. In some cases, multiple sources of Conflict Minerals may have been used by our Suppliers, and some Suppliers may have reported to us smelters and refiners that were not in our supply chain due to over-inclusiveness in the information received from their suppliers or for other reasons. The facilities described above also do not include all of the smelters and refiners in our supply chain; the Suppliers were unable to identify the processors of some of the Conflict Minerals content contained in our in-scope products and not all of the Suppliers responded to our request.

Based on our reasonable country of origin inquiry and due diligence, as applicable, as of May 8, 2014, we determined that the countries of origin of the necessary Conflict Minerals contained in our in-scope products may have included the countries listed below. The listed countries or origin are derived from information made available by the CFSI to its members. Except for the DRC, the CFSI does not indicate individual countries of origin of the Conflict Minerals processed by CFSP Compliant smelters and refiners. Instead, the CFSI indicates country of origin by category. The CFSP Compliant smelters and refiners described above were in each of the categories below:

L1 – Countries that are not identified as conflict regions or plausible areas of smuggling or export of from these regions of tin/tantalum/tungsten containing minerals: Argentina, Australia, Austria, Belgium, Brazil, Chile, China, Colombia, Cote d’Ivoire, Czech Republic, Djibouti, Egypt, Estonia, Ethiopia, France, Germany, Guyana, India, Indonesia, Ireland, Israel, Japan, Lao People’s Democratic Republic, Luxembourg, Madagascar, Malaysia, Mongolia, Myanmar, Netherlands, Nigeria, Peru, Plurinational State of Bolivia, Portugal, Republic of Korea, Russian Federation, Sierra Leone, Singapore, Suriname, Switzerland, Thailand, United Kingdom, United States and Zimbabwe.

L2 – Countries that are known or plausible countries for smuggling, export out of region or transit of materials containing Conflict Minerals: Kenya, Mozambique and South Africa.

L3 – The DRC and its nine adjoining countries: Angola, Burundi, Central African Republic, Republic of Congo, Rwanda, South Sudan, Uganda, United Republic of Tanzania and Zambia.

DRC – The Democratic Republic of the Congo.

Because the CFSI generally does not indicate individual countries of origin of the Conflict Minerals processed by CFSP Compliant smelters and refiners, we were not able to determine the countries of origin of the Conflict Minerals processed by the CFSP Compliant smelters and refiners described above with greater specificity. In addition, for some of the CFSP Compliant smelters and refiners described above, country of origin information is not disclosed. We were not able to determine the countries of origin of the Conflict Minerals processed by the smelters and refiners described above that are not listed as CFSP Compliant.

Due to the manner in which the CFSI provides country of origin information, we do not believe that all of the necessary Conflict Minerals contained in our in-scope products originated in all of the countries named above. In addition, prior to the certification date of any CFSP Compliant smelter or refiner described above, such smelter or refiner may have sourced Conflict Minerals from additional or different countries.

Risk Mitigation Efforts After December 31, 2013

Since the end of 2013, we have taken the following additional steps to mitigate the risk that the necessary Conflict Minerals contained in our in-scope products benefit armed groups:

1.	We adopted a Conflict Minerals policy (the “Conflict Minerals Policy”). We communicated the policy internally to relevant employees. The policy was communicated by email to the Suppliers. The Conflict Minerals Policy also was posted on our website. The Conflict Minerals Policy is summarized in the Form SD to which this Conflict Minerals Report is an exhibit.

2.	We established a mechanism for employees, suppliers and other interested parties to report violations of our Conflict Minerals Policy by email.

We intend to take the following additional steps in 2014 to mitigate the risk that the necessary Conflict Minerals in our in-scope products benefit armed groups:

1.	Adopt and continue the implementation of a risk management plan.

2.	Ask Suppliers that provided company, division or product category level information for 2013 to provide product level information for 2014.

3.	Identify and encourage Suppliers that provided incomplete responses or that did not provide responses for 2013 to provide requested information for 2014.

4.	Encourage the continuing development and progress of traceability measures at Suppliers that indicated for 2013 that the source of Conflict Minerals was unknown or undeterminable.

5.	Develop processes and procedures to communicate to new suppliers our sourcing expectations, such as through the dissemination of the Conflict Minerals Policy to them.

All of these steps are in addition to the steps that we took in respect of 2013, which we intend to continue to take in respect of 2014 to the extent applicable.